NOTICE UNDER SECTION 114 OF THE REGULATION RESPECTING SECURITIES
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004.

Issuer:

VICEROY EXPLORATION LTD.

Number and value of the securities distributed in Québec under the exemption prescribed by section 52 of the Act for the financial year ended December 31, 2004:

Number of Options Granted (#)	Exercise Price ($)
Nil	Nil

Number and value of the securities issued upon the exercise of a right or of a warrant previously distributed in Québec for the financial year ended December 31, 2004:

Securities Acquired on Exercise of Options	Exercise Price ($)	Total ($)
Nil	Nil	Nil

Securities Acquired on Exercise of Warrants	Exercise Price ($)	Total ($)
Nil	Nil	Nil

Vancouver, this 28th day of March, 2005

VICEROY EXPLORATION LTD.

Per :	(s) Michele A. Jones
Michele A. Jones
Secretary